UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Star Scientific, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

85517P101

(CUSIP number)

Jonnie R. Williams Chief Executive Officer 4470 Cox Road Glen Allen, Virginia, 23060 (804) 527-1970

(Name, address and telephone number of person authorized to receive notices and communications)

December 16, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85517P101	Page 2 of 5 Pages

(1)	Names of reporting persons Jonnie R. Williams
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 20,449,573
	(8)	Shared voting power 0
	(9)	Sole dispositive power 20,449,573
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 20,449,573
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.2%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 985517P101	Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock, $0.0001 par value (the “Common Stock”) of Star Scientific, Inc. (the “Issuer”).

The Issuer’s principal executive offices are located at 4470 Cox Road, Glen Allen, Virginia, 23060.

Item 2. Identity and Background.

This statement is filed by Jonnie R. Williams. Mr. Williams is the Chief Executive Officer of Star Scientific, Inc., the business address of which is 4470 Cox Road, Glen Allen, Virginia, 23060. Mr. Williams is a citizen of the United States of America.

During the last five years, Mr. Williams (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. [Company to confirm].

Item 3. Source and Amount of Funds or Other Consideration.

On March 14, 2011, the Board of Directors of the Issuer, upon the recommendation of the Issuer’s Compensation Committee, approved the grant of and award of 4,900,000 stock options under its 2008 Incentive Award Plan (the “2008 Plan”) to Mr. Williams, as part of a new employment agreement entered into with Mr. Williams. As required by the rules of the NASDAQ Global Market, the vesting of this option award was made subject to the approval of the Issuer’s stockholders, who approved the option grant at the Issuer’s annual meeting on December 16, 2011.

The vesting of the options was conditioned upon the achievement of various performance goal, with a designated percentage of the options vesting upon the completion of each goal. As of December 16, 2011, two goals had been established and, as such, 65%, or 3,185,000, of the options awarded to Mr. Williams had vested.

Item 4. Purpose of the Transaction.

Please see Item 3.

CUSIP No. 985517P101	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, Mr. Williams beneficially owns the aggregate number and percentage of Common Stock as set forth in the following table:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jonnie R. Williams	20,449,573	14.8	20,449,573	0	20,449,573	0

These amounts include 11,791,907 shares held my Mr. Williams, 3,597,666 shares that Mr. Williams has the right to acquire upon exercise of warrants and 5,060,000 shares that Mr. Williams has the right to acquire upon exercise of stock options.

(c)

In the past sixty days, the Mr. Williams has not engaged in any transactions in the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011

/s/ Jonnie R. Williams
Name:	Jonnie R. Williams